Cumberland Securities LLC

Financial Report
December 31, 2020

Filed as PUBLIC Information Pursuant to Rule 17a-(5)d
Under the Securities and Exchange Act of 1934.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden	
hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cumberland Securities LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

540 W. MADISON, SUITE 2500

(No. and Street)

CHICAGO	IL	60661-2555
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT FOWLER, 512-807-5564

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – *if individual, state last, first, middle name*)

30 SOUTH WACKER DRIVE, SUITE 3300	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT FOWLER _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cumberland Securities LLC _____ , as of DECEMBER 31 _____ , 20 20 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

SAMANTHA IGLESIAS
Notary Public, State of Texas
Comm. Expires 08-15-2022
Notary ID 131684042

02/26/21

_____
Signature

DIRECTOR OF REGULATED ENTITIES AND FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Report of Independent Registered Public Accounting Firm

To the Manager and Member
Cumberland Securities LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Cumberland Securities LLC (the Company) as of December 31, 2020, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

Chicago, Illinois
March 1, 2021

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Cumberland Securities LLC

Statement of Financial Condition
December 31, 2020

Assets

Cash	$	28,950
Other assets		314
Total assets	$	29,264

Liabilities and Members' Equity

Liabilities		
Accrued expenses	$	7,000
Payable to parent		5,327
		12,327
Members' equity		16,937
Total liabilities and members' equity	$	29,264

See Notes to Statement of Financial Condition.

Cumberland Securities LLC

Notes to Financial Statements

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business: Cumberland Securities LLC (the Company) is a Washington limited liability company and a wholly-owned subsidiary of DRW Holdings, LLC (DRWH). The Company is a registered broker-dealer under the Securities and Exchange Act of 1934. The Company closed its sole clearing firm account during the year and is not active as an introducing broker.

The following is a summary of the Company's significant accounting policies:

The Company follows United States Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: Cumberland Securities LLC records income taxes using the asset and liability method. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in which those temporary differences are expected to be reversed or settled. To the extent that Cumberland Securities LLC is required to record related interest and penalties, they would be included in income tax expense on the statement of operations. The Company's effective income tax rate, which does not differ from the US federal statutory income tax rate, for the year ended December 31, 2020 is 21%. For the year ended December 31, 2020, the amount of deferred tax asset increased by $3,144 to $3,272, the result of a net operating loss carryforward. No tax benefit has been recorded due to the uncertainty of the realization of any tax assets.

Accounting Standards Codification Topic 740 -- *Income Taxes* (ASC Topic 740) provides guidelines for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements. ASC Topic 740 requires the evaluation of tax positions taken in the course of preparing the tax returns to determine whether the tax position are "more-likely-than-not" to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. Generally, the preceding tax year remains subject to examination by U.S. federal and state tax authorities. There are no material uncertain tax positions through December 31, 2020.

Recent accounting pronoucements: In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments. This ASU amends several aspects of the measurement of credit losses on financial assets held at amortized cost, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model (CECL). Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount. The Company adopted ASU 2016-13 on January 1, 2020. The Company does not carry any financial assets at amortized cost and has determined this ASU has no impact on the Company's financial statements and disclosures.

Cumberland Securities LLC

Notes to Financial Statements

Note 2.   Related Party Transactions

The Company incurs amounts payable to its parent in the ordinary course of business. At December 31, 2020 $5,327 represents payable to parent, in connection with such transactions.

Note 3.   Risk

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. All customer funds and securities are sent to the clearing firm of the Company who carries customer accounts. The Company maintains its own account at the clearing firm, which can result in a concentration of credit risk. Such risk, however, is mitigated by the clearing broker's obligation to comply with rules and regulations governing brokers in the United States, as well as the Company's periodic monitoring of the clearing broker's creditworthiness. During the year, the Company closed its sole clearing firm account and no longer acts as an introducing broker.

Note 4.   Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these representations and warranties to be remote.

Note 5.   Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the rule, which requires the Company to maintain net capital, as defined, equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness arising from customer transactions, as defined. The rule also provides that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $16,623, which was $11,623 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .74 to 1.

Note 6.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.